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UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02014509

January 10th, 2002
News Release

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, ~~19~~ 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date January 15, 2002

By [signature]
(Signature)*
Deborah Bowers
Corporate Secretary

*Print the name and title of the signing officer under his signature.

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

Magnus & Co.
Jo Foster
Media Relations
(626) 294-1030

For Immediate Release

ID BIOMEDICAL LICENSES CYCLING PROBE™ TECHNOLOGY TO TAKARA BIOMEDICAL GROUP

Vancouver, BC – January 10, 2002 - ID Biomedical Corporation (NASDAQ: IDBE) announced today that it signed an agreement with Takara Biomedical Group, a wholly owned subsidiary of Takara Shuzo Company Ltd., granting Takara a worldwide non-exclusive license to ID Biomedical's genomics platform, Cycling Probe™ Technology. The financial terms of the license agreement include royalties on product sales and other payments. ID Biomedical said it expects to book US $2.5 million in revenues related to the Takara agreement in the first quarter of 2002. No additional details of the agreement were made available.

Takara Biomedical is one of the largest and most successful biotechnology companies in Japan. Takara has developed several fundamental DNA-related technologies, some of which have the potential to compete with the industry standard nucleic acid amplification technology, Polymerase Chain Reaction (PCR). In addition to its own products, Takara also has marketing agreements to sell products in Japan for other companies, such as DNA arrayers and scanners from Affymetrix and gene detection systems from Cepheid.

Anthony Holler, M.D., Chief Executive Officer of ID Biomedical said, "This is another example of our ongoing effort to widely license Cycling Probe™ Technology within the diagnostic and genomics industries. In this case, we are very pleased to be associated with Takara Biomedical Group, one of Japan's most successful biotechnology companies.

In particular, we believe Takara's isothermal amplification technology known as ICAN™, has great potential in a variety of applications."

About Takara Biomedical Group

Takara Biomedical Group, a division of Takara Shuzo (Kyoto, Japan), has extensive experience in Asia and world wide as a premier provider of biomedical research products. It's market share in reagents for molecular biology in Japan is over 50% with wide range of products such as PCR and related enzymes and kits, restriction endonucleases, and modifying enzymes. Takara together with its subsidiary Dragon Genomics Co. is also rapidly expanding its business into genomics, microarrays, and gene therapy.

About ID Biomedical

ID Biomedical Corporation is a North American based biotechnology company focused on the development of proprietary subunit vaccine products including those based on its platform intranasal adjuvant /delivery technology, Proteosomes™. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are StreptAvax™, a vaccine for the prevention of diseases caused by group A streptococcus and FluINsure™, an intranasally administered vaccine for the prevention of influenza (flu). Additionally, the Company has a number of vaccines in pre-clinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's substantial patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market acceptance of its technology and product; and (vii) the competitive environment and impact of technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

Anthony F. Holler,
CEO, ID Biomedical Corporation